UNITED STATES
SECURITIES AND EXCHANGE COMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from                      to
Commission File Number 0-7617
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)
UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)
Broad and Main Streets, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

Item  4.   FINANCIAL STATEMENTS AND EXHIBITS
a)	The following Plan financial statements, schedules and reports are attached hereto:
Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan
Note:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm
The Deferred Salary Savings Plan Committee
The Board of Directors
Univest Corporation of Pennsylvania:
We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 26, 2009

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$18,611,343	$21,541,714
Contributions receivable	42,584	39,363
Interest and dividends receivable	40,347	44,764

Total assets	18,694,274	21,625,841

Net assets available for benefits	$18,694,274	$21,625,841

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income (loss):
Interest and other	$824	$5,094
Dividends	207,503	225,776
Net depreciation in fair value of investments	(3,529,106)	(615,996)

Total investment loss	(3,320,779)	(385,126)

Contributions:
Employer	495,906	539,117
Participant	1,386,904	1,423,261
Rollovers	210,976	32,129

Total contributions	2,093,786	1,994,507

Total (reductions) additions	(1,226,993)	1,609,381

Deductions:
Benefits paid directly to participants	1,704,574	1,817,073

Total deductions	1,704,574	1,817,073

Net decrease in net assets available for benefits	(2,931,567)	(207,692)

Net assets available for benefits:
Beginning of year	21,625,841	21,833,533

End of year	$18,694,274	$21,625,841

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of Plan

The following brief description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a deferred salary savings plan established June 23, 1982 and restated effective January 1, 2008, covering all employees of Univest Corporation of Pennsylvania (the Corporation) and its wholly owned subsidiaries (Employer) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Deferred Salary Savings Plan Committee appointed by the board of directors of the Corporation. The trustees have appointed Univest National Bank and Trust Co. (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.

(b)	Contributions

Participants may contribute a percentage of eligible compensation up to a maximum of $15,500 if under age 50 and $20,500 if over age 50.

The Employer makes a matching contribution of up to 50% of the participants’ contributions under the plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s board of directors. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).

(c)	Investment Options

Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in the Employer’s common stock, registered investment companies and guaranteed interest accounts.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Employer’s contribution, (b) plan earnings (losses), and (c) an allocation of forfeitures of terminated participants’ nonvested accounts attributable to the Employer’s discretionary contributions. Allocations are based on participant contributions or account balances, as defined in the Plan document.

(e)	Vesting

Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.

Vesting in the remainder of their accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service.

(f)	Payment of Benefits

The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant. Generally, benefit payments must commence not later than the year in which a participant attains age 70 1/2.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(h)	Forfeited Accounts

At December 31, 2008 and 2007, forfeited nonvested accounts that were unallocated to participants totaled $7,048 and $6,215, respectively. These amounts will be used to reduce future Employer contributions. During 2008 and 2007, Employer contributions were reduced by $10,477 and $38,811, respectively.

(2)	Summary of Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The underlying securities in each registered investment company are listed on national securities exchanges and valued on the basis of year-end closing prices; securities traded in the over-the-counter market are valued at the closing price on the last business day of the year; and guaranteed interest accounts are valued at cost plus accrued interest which approximates fair value. Gain or loss on securities sold is based on average cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Expenses

The Corporation pays the costs of trust and other administrative services.

(e)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2008 and 2007 are as follows:

	2008	2007
John Hancock Lifestyle Growth Fund	$2,078,060	$2,956,138
John Hancock Lifestyle Balanced Fund	2,148,231	2,937,183
John Hancock Money Market Fund	1,228,163	—
Federated Total Return Bond Fund	1,101,829	1,814,556
Univest Corporation of Pennsylvania common stock	5,682,352	3,732,248

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
For the years ended December 31, 2008 and 2007, the Plan’s investments, including investments purchased and sold, as well as held during the year appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in
	Fair Value of Investments
	2008	2007
Univest Corporation of Pennsylvania common stock	$1,950,104	$(1,656,616)
Shares of registered investment companies	(5,479,348)	1,040,620
John Hancock guaranteed interest accounts	138	—

	$(3,529,106)	$(615,996)

(4)	Fair Value Disclosure
As of January 1, 2008, the Plan adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 157. The adoption of SFAS No. 157 did not have an effect on the net assets available for benefits or changes in net assets available for benefits. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability.
SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions that the market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:
•
Level 1—Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•
Level 2—Valuations are based on quoted prices in markets that are not active or on observable inputs other than quoted prices and for which all significant inputs are observable, either directly or indirectly.

•
Level 3—Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash-flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007
An asset’s fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. Where quoted prices are available in an active market for identical instruments, investment securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investment securities are classified within Level 3 of the valuation hierarchy.
Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Common stock is valued at the closing price reported on the active market on which the individual securities were traded.
The Federated Total Return Bond Fund is a registered investment company which is valued at the net asset value (“NAV”) on a market exchange as of the close of business at year end. Investments in other registered investment companies are held through an insurance company and are valued at each fund’s NAV calculated as of the close of business and adjusted for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items.
Guaranteed Interest Accounts are valued at cost plus accrued interest. Interest rates range from 2.40% to 3.45%.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the reporting date.
The following table presents the fair value of plan investments on a recurring basis as of December 31, 2008, classified using the SFAS 157 valuation hierarchy:

	Fair Value Measurements at December 31, 2008
	Total	Level 1	Level 2	Level 3
Investments:
Cash — money market account	$8,223	$8,223	$—	$—
Univest Corporation of Pennsylvania common stock	5,682,352	5,682,352	—	—
Shares of registered investment companies	11,801,668	—	11,801,668	—
Federated Total Return Bond Fund	1,101,829	1,101,829	—	—
John Hancock guaranteed interest accounts	17,271	—	—	17,271

Total investments	$18,611,343	$6,792,404	$11,801,668	$17,271

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

The Plan has $11,801,668 of investments in shares of registered investment companies held through sub-accounts of a separate account of an insurance company. The Plan has concluded that the NAV as adjusted and reported by the insurance company approximates fair value of the investments. The investments are redeemable at the adjusted NAV under agreements with the insurance company. However, it is possible that the redemptions rights may be restricted or eliminated in the future. Due to the nature of the investments, changes in the market conditions, liquidity requirements, and the economic environment may significantly affect the NAV of the registered investment companies and, consequently, the fair value of the Plan’s investments.

(5)	Related-Party Transactions

At December 31, 2008 and 2007, the Plan had interest-bearing deposits with the Bank of $8,223 and $59,426 respectively. In addition, the Plan holds common stock of the Corporation. At December 31, 2008 and 2007, the Plan held 176,800 shares of the Corporation’s common stock and the fair value of this common stock was $5,682,352 and $3,732,248, respectively.

The Bank, a subsidiary of the Corporation, is the custodian of the Plan’s investments in the common stock of the Corporation and the Federated Total Return Bond Fund.

(6)	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated September 3, 2002, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes is included in the accompanying financial statements.

In connection with the restatement of the Plan effective January 1, 2008, the Plan has filed an application with the IRS for a new determination letter with respect to the restated Plan.

(7)	Risks and Uncertainties

The Plan has holdings in various investments including common stock of the Corporation, registered investment companies, and guaranteed accounts sponsored by an insurance company. These investments are exposed to various risks such as interest rate risk, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Schedule
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issue, borrower,	Description of investment, including maturity date,
lessor or similar party	rate of interest, collateral, par, or maturity value		Cost	Current Value
John Hancock Trust Money Market Fund	94,137	units of registered investment companies	**	$1,228,163
John Hancock Lifecycle Retirement	115	units of registered investment companies	**	887
John Hancock Lifecycle 2015	168	units of registered investment companies	**	1,253
John Hancock Lifecycle 2020	15,064	units of registered investment companies	**	108,167
John Hancock Lifecycle 2025	410	units of registered investment companies	**	2,850
John Hancock Lifecycle 2030	1,232	units of registered investment companies	**	8,408
John Hancock Lifecycle 2035	1,509	units of registered investment companies	**	10,321
John Hancock Lifecycle 2040	3,368	units of registered investment companies	**	23,048
John Hancock Lifecycle 2045	3,434	units of registered investment companies	**	23,478
John Hancock Lifestyle Conservative	1,006	units of registered investment companies	**	148,401
John Hancock Lifestyle Moderate	6,036	units of registered investment companies	**	755,619
John Hancock Lifestyle Balanced	14,182	units of registered investment companies	**	2,148,231
John Hancock Lifestyle Growth	10,011	units of registered investment companies	**	2,078,060
John Hancock Lifestyle Aggressive	1,198	units of registered investment companies	**	251,376
John Hancock Short-Term Federal	4,270	units of registered investment companies	**	83,050
John Hancock PIMCO Real Return	2,981	units of registered investment companies	**	40,834
John Hancock PIMCO Total Return	23,318	units of registered investment companies	**	415,148
John Hancock PIMCO Global Bond	6,726	units of registered investment companies	**	86,493
John Hancock T. Rowe Price Spectrum Inc	3,534	units of registered investment companies	**	86,300
John Hancock Strategic Inc	10,600	units of registered investment companies	**	79,066
John Hancock LM Partners Global High Yield	442	units of registered investment companies	**	8,010
John Hancock UBS Global Allocation	2,236	units of registered investment companies	**	24,979
John Hancock PIMCO All Assets	621	units of registered investment companies	**	8,490
John Hancock American Funds Balanced	6,085	units of registered investment companies	**	104,383
John Hancock Washington Mutual Investors	3,578	units of registered investment companies	**	96,128
John Hancock T. Rowe Price Equity Inc	6,376	units of registered investment companies	**	169,033
John Hancock American Funds Inv Co.	773	units of registered investment companies	**	20,960
John Hancock UBS U.S. Large Cap Equity	1,512	units of registered investment companies	**	19,319
John Hancock Davis New York Venture	3,196	units of registered investment companies	**	62,559
John Hancock Mutual Beacon	2,675	units of registered investment companies	**	203,490
John Hancock Value Index Fund	2,174	units of registered investment companies	**	36,538
John Hancock Mutual Discovery	9,318	units of registered investment companies	**	481,564
John Hancock Mid Cap Value Index Fund	36	units of registered investment companies	**	493
John Hancock RiverSource Mid Cap Value	4,694	units of registered investment companies	**	28,413
John Hancock DWS RREEF Real Estate	1,758	units of registered investment companies	**	119,802
John Hancock MFS Utilities	13,052	units of registered investment companies	**	186,864
John Hancock John Hancock Classic Value	1,065	units of registered investment companies	**	14,317
John Hancock BlackRock Large Value	1,759	units of registered investment companies	**	25,324
John Hancock Legg Mason Value	1,005	units of registered investment companies	**	33,737
John Hancock T. Rowe Price Blue Chip	1,578	units of registered investment companies	**	47,986
John Hancock Columbia Value & Restructuring	6,620	units of registered investment companies	**	213,094
John Hancock America Funds Growth	18,322	units of registered investment companies	**	421,846
John Hancock Jennison Growth	119	units of registered investment companies	**	1,516
John Hancock Templeton World	138	units of registered investment companies	**	3,485
John Hancock Oppenheimer Global	161	units of registered investment companies	**	4,239
John Hancock EuroPacific Growth Fund	3,888	units of registered investment companies	**	144,565
John Hancock DFA international Value	2,180	units of registered investment companies	**	30,114
John Hancock International Growth	415	units of registered investment companies	**	7,126
John Hancock Columbia Marsico Intl Opps	1,465	units of registered investment companies	**	14,979
John Hancock Davis Financial	201	units of registered investment companies	**	5,447
John Hancock Energy	3,408	units of registered investment companies	**	203,298
John Hancock Legg Partners Aggressive Growth	22	units of registered investment companies	**	688
John Hancock Legg Mason Growth	136	units of registered investment companies	**	1,364
John Hancock Mid-Cap Growth Index Fund	65	units of registered investment companies	**	876
John Hancock American Century Vista	7,883	units of registered investment companies	**	199,436
John Hancock American Century Small Co.	38,585	units of registered investment companies	**	271,885

Schedule
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issue, borrower,	Description of investment, including maturity date,
lessor or similar party	rate of interest, collateral, par, or maturity value		Cost	Current Value
John Hancock DFA U.S. Small Cap Fund	509	units of registered investment companies	**	$7,080
John Hancock Small Cap Value Index	6	units of registered investment companies	**	71
John Hancock Small Cap Growth Index	2,028	units of registered investment companies	**	24,275
John Hancock Royce Opportunity	2,199	units of registered investment companies	**	20,296
John Hancock AIM Small Cap Growth	2,288	units of registered investment companies	**	33,641
John Hancock Bridgeway Ultra-Small Co.	403	units of registered investment companies	**	4,580
John Hancock T. Rowe Price Health Sciences	1,899	units of registered investment companies	**	45,468
John Hancock DFA Emerging Markets Value	3,029	units of registered investment companies	**	65,043
John Hancock Oppenheimer Developing Market	1,459	units of registered investment companies	**	43,064
John Hancock T. Rowe Price Science & Technology	809	units of registered investment companies	**	18,493
John Hancock Allianz RCM Tech Fund	266	units of registered investment companies	**	7,269
John Hancock Total Bond Market Fund	4	units of registered investment companies	**	71
John Hancock Investment Qual Bond Fund	4,349	units of registered investment companies	**	81,761
John Hancock Optimized Value Fund	25	units of registered investment companies	**	1,627
John Hancock 500 Index Fund	290	units of registered investment companies	**	145,533
John Hancock All Cap Value Fund	1,038	units of registered investment companies	**	13,890
John Hancock Mid Cap Value Fund	7,571	units of registered investment companies	**	100,352
John Hancock Small Cap Value Fund	1,168	units of registered investment companies	**	21,089
John Hancock Small Cap Opportunities Fund	2	units of registered investment companies	**	33
John Hancock Total Stock Market Index Fund	8,991	units of registered investment companies	**	82,768
John Hancock Optimized All Cap Fund	1,507	units of registered investment companies	**	19,896
John Hancock Mid Cap Index Fund	9,119	units of registered investment companies	**	133,318
John Hancock International Value Fund	2,708	units of registered investment companies	**	38,257
John Hancock International Equity Index Fund	3,735	units of registered investment companies	**	40,375
John Hancock International Small Cap Fund	38	units of registered investment companies	**	596
John Hancock All Cap Growth Fund	1,428	units of registered investment companies	**	18,801
John Hancock Mid Cap Stock Fund	212	units of registered investment companies	**	2,693
John Hancock Small Cap Index Fund	686	units of registered investment companies	**	8,691
John Hancock Emerging Small Company Fund	1,099	units of registered investment companies	**	26,239
John Hancock Small Cap Growth Fund	110	units of registered investment companies	**	898

				11,801,668

John Hancock Guaranteed Interest Account – 3 Year		3 year term maturing on 12/31/2009 with a stated rate of 2.40%	**	478
John Hancock Guaranteed Interest Account – 3 Year		3 year term maturing on 12/31/2010 with a stated rate of 2.40%	**	5,657
John Hancock Guaranteed Interest Account – 5 Year		5 year term maturing on 12/31/2012 with a stated rate of 2.60%	**	5,483
John Hancock Guaranteed Interest Account – 10 Year		10 year term maturing on 12/31/2017 with a stated rate of 3.45%	**	5,653

			**	17,271

				11,818,939

* Univest Corporation of Pennsylvania:
Cash – Money Market Account			**	8,223
Univest Corporation of Pennsylvania common stock	176,800	shares of common stock	**	5,682,352
Federated Total Return Bond Fund	108,234	units of registered investment companies	**	1,101,829

				$18,611,343

*	Indicates party in interest to the Plan.

**	Cost is not required for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania Deferred Salary Savings Plan (Name of Plan) DEFERRED SAVINGS PLAN COMMITTEE
By:	/s/ William S. Aichele
William S. Aichele, Trustee
June 26, 2009

EXHIBIT INDEX

Exhibit No.	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm